

09046092

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

29 April 2009

SUPPL

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Announcement dated 5 March 2009, 10 March 2009, 11 March 2009, 17 March 2009, 6 April 2009, 23 April 2009 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

Encl.
AC/kh

For Main Board and GEM listed issuers


HKEX

香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 28/02/2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: New World Development Company Limited
Date Submitted: 05/03/2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 0017 Description : Ordinary Shares

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	10,000,000,000	HK$1.00	HK$10,000,000,000
Increase/(decrease)	Nil		Nil
Balance at close of the month	10,000,000,000	HK$1.00	HK$10,000,000,000

(2) Stock code : Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : ____________ Description : ______________________________

	No. of preference shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : ____________ Description : ______________________________

	No. of other classes of shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : **HK$10,000,000,000**

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	**3,852,858,576**	N/A	N/A	N/A
Increase/ (decrease) during the month	-	N/A	N/A	N/A
Balance at close of the month	**3,852,858,576**	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed		
1.Share Option Scheme adopted on (24 /11/2006) Ordinary shares *(Note 1)*	Nil	Nil	Nil	Nil	Nil	118,596,344
2. N/A (/ /) shares *(Note 1)*						
3. N/A (/ /) shares *(Note 1)*						
				Total A. (Ordinary shares)	Nil	
				(Preference shares)	N/A	
				(Other class)	N/A	

Total funds raised during the month from exercise of options (State currency) Nil

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total B. (Ordinary shares) ____________

(Preference shares) ____________

(Other class) ____________

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Convertible Bonds issued by Sherson Limited due 2014	HKD	6,000,000,000	Nil	6,000,000,000	Nil	224,014,336
Stock code (if listed): N/A Class of shares issuable *(Note 1)*: Ordinary Subscription price: HKD26.784 EGM approval date (if applicable) (dd/mm/yyyy)): (/N/A/)						
2. N/A						
Stock code (if listed): Class of shares issuable *(Note 1)*: Subscription price: EGM approval date (if applicable) (dd/mm/yyyy): (/ /)						
3. N/A						
Stock code (if listed): Class of shares issuable *(Note 1)*: Subscription price: EGM approval date (if applicable) (dd/mm/yyyy): (/ /)						
4. N/A						
Stock code (if listed): Class of shares issuable *(Note 1)*: Subscription price: EGM approval date (if applicable) (dd/mm/yyyy): (/ /)						

Total C. (Ordinary shares) Nil
(Preference shares) N/A
(Other class) N/A

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /) shares *(Note 1)*		
2. (/ /) shares *(Note 1)*		
3. (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
4. Bonus issue		Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

For Main Board and GEM listed issuers

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
6. Repurchase of shares		Class of shares repurchased *(Note 1)*	______		
		Cancellation date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
7. Redemption of shares		Class of shares redeemed *(Note 1)*	______		
		Redemption date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable (Note 1) _____ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	_____	_____
10. Other (Please specify)	At price : State currency _____	Class of shares issuable (Note 1) _____ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	_____	_____
		Total E. (Ordinary shares)	Nil	
		(Preference shares)	N/A	
		(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	Nil
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Nil

Submitted by: Leung Chi Kin

Title: Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*



新世界發展有限公司

New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

DATE OF BOARD MEETING

The board of directors (the "Board") of New World Development Company Limited (the "Company") announces that a meeting of the Board will be held on Tuesday, 17 March 2009 for the purpose of, among other matters, approving the release of the interim results of the Company and its subsidiaries for the six months ended 31 December 2008 and considering the payment of an interim dividend.

By Order of the Board
Leung Chi Kin, Stewart
Company Secretary

Hong Kong, 5 March 2009

As at the date of this announcement, the Board of the Company comprises (a) six executive directors, namely Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, Dr. Sin Wai Kin, David, Mr. Liang Chong Hou, David, Mr. Leung Chi Kin, Stewart and Mr. Cheng Chi Kong, Adrian; (b) four non-executive directors, namely Mr. Cheng Kar Shing, Peter, Mr. Chow Kwai Cheung, Mr. Liang Cheung Biu, Thomas and Ms. Ki Man Fung, Leonie; and (c) four independent non-executive directors, namely Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson (alternate director to Dr. Cha Mou Sing, Payson: Mr. Cha Mou Zing, Victor), Mr. Ho Hau Hay, Hamilton and Mr. Lee Luen Wai, John.



新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Stock Code: 0017)

PROFIT WARNING

This announcement is made by New World Development Company Limited (the "Company", together with its subsidiaries, the "Group") pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of directors of the Company (the "Board") wishes to inform the shareholders of the Company and potential investors that it is expected that the Group is likely to incur a loss for the six months ended 31 December 2008. Such loss was mainly attributable to the revaluation deficit due to fair value changes in investment properties as a result of the current adverse financial and economic conditions. In addition, the loss is also attributable to an impairment provision on available-for-sale financial assets of approximately HK$330 million. Other core businesses are still contributing profit positively to the Group.

As the Company is still in the process of finalizing the interim results for the six months period ended 31 December 2008, the information contained in this announcement is only based on the preliminary assessment by the Company's management according to the consolidated management accounts of the Group which have not been reviewed by the Company's auditors. **Shareholders and potential investors of the Company should exercise caution when dealing in the securities of the Company.**

By Order of the Board
Leung Chi-Kin, Stewart
Company Secretary

Hong Kong, 10 March 2009

As at the date of this announcement, (a) the Executive Directors of the Company are Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry, Dr. Sin Wai-Kin, David, Mr. Liang Chong-Hou, David, Mr. Leung Chi-Kin, Stewart and Mr. Cheng Chi-Kong, Adrian ; (b) the Non-executive Directors of the Company are Mr. Cheng Kar-Shing, Peter, Mr. Chow Kwai-Cheung, Mr. Liang Cheung-Biu, Thomas and Ms. Ki Man-Fung, Leonie; and (c) the Independent Non-executive Directors of the Company are Mr. Yeung Ping-Leung, Howard, Dr. Cha Mou-Sing, Payson (alternate director to Dr. Cha Mou-Sing, Payson: Mr. Cha Mou-Zing, Victor), Mr. Ho Hau-Hay, Hamilton and Mr. Lee Luen-Wai, John.



新創建 NWS



新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(stock code: 17)

新創建集團有限公司*
NWS HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)
(stock code: 659)

CONNECTED TRANSACTION: DISPOSAL OF SUBSIDIARIES

The respective board of directors of NWD and NWS announced that ProPlus, an indirect wholly-owned subsidiary of NWS, had entered into the Agreement on 10 March 2009 with the Purchaser, pursuant to which ProPlus agreed to sell, and the Purchaser agreed to purchase, the Sale Shares which represented the shares beneficially held by ProPlus in each of PPS and PPC, both being subsidiaries of NWS.

The Purchaser is jointly owned by Mr. Fan and his daughter. Mr. Fan is a director of each of PPS and PPC, and the Purchaser and Mr. Fan are connected persons of NWS. The Transaction constitutes a connected transaction for NWS under Rule 14A.13(1)(a) of the Listing Rules. Moreover, as at the date of this announcement, NWD held approximately 57% interests in the issued share capital of NWS, the Transaction also constitutes a connected transaction for NWD under the Listing Rules.

In respect of each of NWD and NWS, as the applicable percentage ratios of the Transaction exceed 0.1% but are less than 2.5%, the Transaction is subject to the reporting and announcement requirements but is exempt from the independent shareholders' approval requirement pursuant to Rule 14A.32 of the Listing Rules.

INTRODUCTION

The respective board of directors of each of NWD and NWS announced that ProPlus, an indirect wholly-owned subsidiary of NWS, had entered into the Agreement on 10 March 2009 with the Purchaser, pursuant to which ProPlus agreed to sell, and the Purchaser agreed to purchase, the Sale Shares which represented the shares beneficially held by ProPlus in each of PPS and PPC, both being subsidiaries of NWS.

The major terms of the Agreement are set out below.

THE AGREEMENT

Parties:

(a) ProPlus Limited, an indirect wholly-owned subsidiary of NWS, as vendor; and

(b) Bransfield Assets Limited, an investment holding company, as purchaser. The Purchaser is jointly owned by Mr. Fan and his daughter.

Assets to be disposed

The Sale Shares, consisted of the PPS Shares, the PPS Deferred Shares, the PPC Shares and the PPC Deferred Shares.

Consideration

The Consideration shall be HK$34.5 million, and its terms of payment are as follows:

(a) HK$2.0 million was paid by the Purchaser to ProPlus as earnest money prior to the signing of the Agreement, which shall be applied as deposit and part payment of the Consideration;

(b) HK$8.0 million was paid by the Purchaser to ProPlus upon signing of the Agreement, as further and part payment of the Consideration; and

(c) HK$24.5 million, representing the balance of the Consideration, shall be paid on the date of Completion.

The Consideration was determined after arm's length negotiations between ProPlus and the Purchaser with reference to the unaudited net asset value of PPS and PPC of around HK$34.2 million as at 31 January 2009.

Completion

Completion shall take place on 18 March 2009 or on any later date as agreed between ProPlus and the Purchaser.

Post Completion

As at the date of this announcement, PPS is providing cleaning or other services to other members of the NWD Group. The terms for such contracts, which set out the specific premises PPS is engaged for the provision of cleaning and other relevant services, are on normal commercial terms and were negotiated among relevant member(s) of the NWD Group on an arm's length basis. It is expected that such contracts will continue in accordance with their respective terms. ProPlus agrees and undertakes with the Purchaser that it will not and will procure members of the NWS Group not to compete with the Purchaser in respect of such existing contracts for the period up to 31 January 2011 or the expiry date of such contracts during such period, whichever is later. The undertaking is applicable to existing contracts and will be for the duration until 31 January 2011 or the expiry of such contracts, whichever is later. If the term of the relevant contract expires during the term of the undertaking, PPS would compete with other service providers in the market while the NWS Group would not participate in such competition. The giving of such undertaking is a commercial arrangement and decision made between ProPlus and the Purchaser after arm's length negotiation. On one hand, the arrangement ensures there will be a smooth business transition while PPS could maintain its current business condition by performing the existing contracts and competing with other service providers when the contracts expire, and the recipient member(s) of the NWD Group would continue to receive services under such contracts during the existing contract term. On the other hand, the arrangement is also in line with the intention of the NWS Group to scale down its cleaning business.

The directors of each of NWD and NWS consider that the terms of the above arrangement are on normal commercial terms and the scope of the undertaking (which only covers the relevant existing contracts of PPS and up to 31 January 2011 or expiry of such contracts, whichever is later) are fair and reasonable and in the interest of each of NWD and NWS and its shareholders as a whole since such arrangement is in line with the plan of the NWS Group and helps to reallocate its relevant resources and to focus on other key businesses.

INFORMATION OF PPS AND PPC

PPS is a private company incorporated in Hong Kong with limited liability and a subsidiary of NWS. It is principally engaged in the provision of cleaning services in Hong Kong. It has an authorised share capital of HK$19,000,000 divided into 18,499,980 ordinary shares of HK$1 each and 500,020 non-voting deferred shares of HK$1 each. It has an issued share capital of HK$18,557,800 divided into 18,057,780 ordinary shares of HK$1 each and 500,020 non-voting deferred shares of HK$1 each. Prior to Completion, 18,057,780 ordinary shares of PPS and 425,017 non-voting deferred shares of PPS were beneficially held by ProPlus and 75,003 non-voting deferred shares of PPS were beneficially held by Mr. Fan. Mr. Fan and the Purchaser will be the beneficial owners of the entire issued share capital of PPS after Completion and PPS will cease to be a subsidiary of each of NWD and NWS.

Based on the audited accounts of PPS for the year ended 30 June 2008, the net asset value of PPS as at 30 June 2008 was HK$43.0 million. Based on the unaudited accounts of PPS, the net asset value of PPS as at 31 January 2009 was HK$33.1 million which has taken into account provisions for certain liabilities of PPS. PPS's audited net profits before and after tax for the year ended 30 June 2007 were HK$10.4 million and HK$8.9 million respectively, and its audited net profits before and after tax for the year ended 30 June 2008 were HK$9.1 million and HK$7.5 million respectively.

PPC is a private company incorporated in Hong Kong with limited liability and a subsidiary of NWS. It is principally engaged in the provision of cleaning services in Hong Kong. It has an authorised share capital of HK$1,500,000 divided into 2 ordinary shares of HK$100 each, 14,420 non-voting deferred shares of HK$100 each and 578 unclassified shares of HK$100 each. It has an issued share capital of HK$1,442,200 divided into 2 ordinary shares of HK$100 each and 14,420 non-voting deferred shares of HK$100 each. Prior to Completion, 2 ordinary shares of PPC and 12,257 non-voting deferred shares of PPC were beneficially held by ProPlus and 2,163 non-voting deferred shares of PPC were beneficially held by Mr. Fan. Mr. Fan and the Purchaser will be the beneficial owners of the entire issued share capital of PPC after Completion and PPC will cease to be a subsidiary of each of NWD and NWS.

Based on the audited accounts of PPC for the year ended 30 June 2008, the net asset value of PPC as at 30 June 2008 was HK$1.0 million. Based on the unaudited accounts of PPC, the net asset value of PPC as at 31 January 2009 was HK$1.1 million. PPC's audited net profits before and after tax for the year ended 30 June 2007 were HK$0.2 million and HK$0.2 million respectively, and its audited net profits before and after tax for the year ended 30 June 2008 were HK$0.3 million and HK$0.2 million respectively.

REASONS FOR THE TRANSACTION

NWS Group is principally engaged in: (i) the investment in and/or operation of facilities, contracting, transport and financial services; and (ii) the development, investment, operation and/or management of power plants, water treatment and waste management plants, roads as well as container terminals.

The businesses of the NWS Group are broadly divided into two divisions, the Infrastructure division and the Service & Rental division. The business of PPS belongs to the Service & Rental division of the NWS Group. The NWS Group provides its cleaning services in Hong Kong and the PRC through PPS, PPC and other subsidiaries of the NWS Group. The disposal of the Sale Shares and the undertaking not to compete with the Purchaser in respect of the existing contracts between PPS and other members of the NWD Group will provide an opportunity for the NWS Group to scale down its cleaning business in Hong Kong and to improve operational efficiency. It is expected that by reducing the scope of cleaning business of the NWS Group, better risk control will be achieved. Moreover, this disposal of the Sale Shares also helps reallocate the NWS Group's resources and to focus on other key businesses in the Service & Rental division.

NWD Group is principally engaged in investments in the areas of property, infrastructure, hotel operation, department store operation, services as well as telecommunications and technology. NWD is the ultimate holding company of the NWS Group.

As the Consideration was determined with reference to the unaudited net asset value of PPS and PPC as at 31 January 2009, the NWS Group, as well as the NWD Group, is not expected to incur any losses due to the Transaction, while a gain which represents the difference between the Consideration and the unaudited net asset value of PPS and PPC as at 31 January 2009 of about HK$0.3 million will be resulted.

The net proceeds of approximately HK$34.0 million after expenses will be used as general working capital of the NWS Group.

The directors (including the independent non-executive directors) of each of NWD and NWS consider that the terms and conditions of the Agreement are fair and reasonable and are on normal commercial terms and that it is in the interest of the NWD Group, the NWS Group and the shareholders of NWD and NWS as a whole.

LISTING RULES IMPLICATIONS

The Purchaser is jointly owned by Mr. Fan and his daughter. Mr. Fan was a director of each of PPS and PPC as at the date of this announcement. As both PPS and PPC are subsidiaries of NWS, Mr. Fan and the Purchaser are connected persons of NWS under Rules 14A.11(1) and 14A.11(4) of the Listing Rules and the Transaction constitutes a connected transaction under Rule 14A.13(1)(a) of the Listing Rules for NWS. As at the date of this announcement, NWD held approximately 57% interests in the issued share capital of NWS, the Transaction also constitutes a connected transaction for NWD under the Listing Rules.

In respect of each of NWD and NWS, as the applicable percentage ratios of the Transaction exceed 0.1% but are less than 2.5%, the Transaction is subject to the reporting and announcement requirements but is exempt from the independent shareholders' approval requirement pursuant to Rule 14A.32 of the Listing Rules.

DEFINITIONS

"Agreement"	the sale and purchase agreement for the Transaction entered into between ProPlus as vendor and Bransfield Assets Limited as purchaser on 10 March 2009
"Completion"	completion of the Agreement
"Consideration"	the consideration for the Sale Shares
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mr. Fan"	Mr. Fan Shek Cheong, Allan, a director of each of PPS and PPC, and a shareholder of the Purchaser of the Agreement
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of the Stock Exchange
"NWD Group"	NWD and its subsidiaries (including the NWS Group) from time to time
"NWS"	NWS Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange
"NWS Group"	NWS and its subsidiaries from time to time
"PPC"	Pollution & Protection Consultant Limited, a private company incorporated in Hong Kong with limited liability
"PPC Shares"	2 ordinary shares of PPC of HK$100 each
"PPC Deferred Shares"	12,257 non-voting deferred shares of PPC of HK$100 each
"PPS"	Pollution & Protection Services Limited, a private company incorporated in Hong Kong with limited liability
"PPS Shares"	18,057,780 ordinary shares of PPS of HK$1 each
"PPS Deferred Shares"	425,017 non-voting deferred shares of PPS of HK$1 each
"PRC"	the People's Republic of China
"ProPlus"	ProPlus Limited, a company incorporated in the British Virgin Islands and an indirect wholly-owned subsidiary of NWS. ProPlus is also the vendor of the Agreement.
"Purchaser"	Bransfield Assets Limited, a company incorporated in the British Virgin Islands which is jointly owned by Mr. Fan and his daughter (Ms. Fan Sheung Ting, Maria)

"Sale Shares"	the subject matter to be disposed by ProPlus of pursuant to the Agreement which comprised the PPS Shares, the PPS Deferred Shares, the PPC Shares and the PPC Deferred Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transaction"	the transaction contemplated under the Agreement
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

By order of the board of
New World Development Company Limited
Leung Chi Kin, Stewart
Company Secretary

By order of the board of
NWS Holdings Limited
Chow Tak Wing
Company Secretary

Hong Kong, 10 March 2009

As at the date of this announcement: (a) the executive directors of NWD are, Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, Dr. Sin Wai Kin, David, Mr. Liang Chong Hou, David, Mr. Leung Chi Kin, Stewart and Mr. Cheng Chi Kong, Adrian; (b) the non-executive directors of NWD are Mr. Cheng Kar Shing, Peter, Mr. Chow Kwai Cheung, Mr. Liang Cheung Biu, Thomas and Ms. Ki Man Fung, Leonie; and (c) the independent non-executive directors of NWD are, Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson (alternate director to Dr. Cha Mou Sing, Payson: Mr. Cha Mou Zing, Victor), Mr. Ho Hau Hay, Hamilton and Mr. Lee Luen Wai, John.

As at the date of this announcement: (a) the executive directors of NWS are Dr. Cheng Kar Shun, Henry, Mr. Doo Wai Hoi, William, Mr. Chan Kam Ling, Mr. Tsang Yam Pui, Mr. Wong Kwok Kin, Andrew, Mr. Lam Wai Hon, Patrick, Mr. Cheung Chin Cheung and Mr. William Junior Guilherme Doo; (b) the non-executive directors of NWS are Mr. Wilfried Ernst Kaffenberger (alternate director to Mr. Wilfried Ernst Kaffenberger: Mr. Yeung Kun Wah, David), Mr. To Hin Tsun, Gerald and Mr. Dominic Lai; and (c) the independent non-executive directors of NWS are Mr. Kwong Che Keung, Gordon, Mr. Cheng Wai Chee, Christopher and The Honourable Shek Lai Him, Abraham.

* *For identification purposes only*



新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

CONNECTED TRANSACTIONS

1. ACQUISITION OF 40% INTEREST IN PEARLS LIMITED
2. ACQUISITION OF 40% INTEREST IN POLYWORTH LIMITED
3. ACQUISITION OF LUCKY WORLD PROPERTIES

On 10 March 2009, Prosperity Developments, a wholly-owned subsidiary of the Company, entered into (a) the Pearls Acquisition Agreement with Kawick Enterprises to acquire the Pearls Sale Shares, representing 40% of the issued share capital of Pearls Limited, and to take an assignment of the Pearls Sale Loan from Kawick Enterprises at a total consideration of HK$10,605,000 and (b) the Polyworth Acquisition Agreement with Kawick Enterprises to acquire the Polyworth Sale Shares, representing 40% of the issued share capital of Polyworth Limited, and to take an assignment of the Polyworth Sale Loan from Kawick Enterprises at a total consideration of HK$19,395,000.

On 10 March 2009, Ease Kind, a non wholly-owned subsidiary of the Company, entered into the Property Acquisition Agreements with Lucky World to acquire the Lucky World Properties at an aggregate consideration of HK$15,000,000.

Kawick Enterprises and Lucky World are owned not less than 30% by Dr. Chong, a substantial shareholder of certain subsidiaries of the Group and also a cousin of a director of NWS Holdings Limited which is a non-wholly-owned subsidiary of the Company. As such, Kawick Enterprises and Lucky World are connected persons of the Company under the Listing Rules and the acquisitions contemplated under the Acquisition Agreements constitute connected transactions of the Company under the Listing Rules. As the applicable percentage ratios in respect of the transactions contemplated under the Acquisition Agreements in aggregate exceed 0.1% but are less than 2.5%, such transactions are only subject to the reporting and announcement requirements but are exempt from the independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

THE PEARLS ACQUISITION AGREEMENT

Date

10 March 2009

Parties

Vendor: Kawick Enterprises, a company in which Dr. Chong owns not less than 30% interest

Purchaser: Prosperity Developments, a wholly-owned subsidiary of the Company

Assets to be acquired

Subject to the terms and conditions of the Pearls Acquisition Agreement, Prosperity Developments agreed to:

(a) acquire the Pearls Sale Shares, representing 40% of the issued share capital of Pearls Limited; and

(b) take an assignment of all the benefits and interest of and in the Pearls Sale Loan.

Consideration

The total consideration for the acquisition of the Pearls Sale Shares and the Pearls Sale Loan amounts to HK$10,605,000 (subject to adjustments mentioned below) and shall be payable by Prosperity Developments to Kawick Enterprises in cash in the following manner:

(a) a deposit in the sum of HK$2,121,000, being 20% of the Pearls Consideration, was paid upon the signing of the Pearls Acquisition Agreement; and

(b) the balance of the Pearls Consideration (subject to adjustments) shall be payable on the completion date of the Pearls Acquisition Agreement.

When determining the Pearls Consideration, the parties had taken into consideration the amount of the Pearls Sale Loan as at 28 October 2008. In the event that Kawick Enterprises advances further shareholder's loans to Pearls Limited during the period from 29 October 2008 to the date of completion of the Pearls Acquisition Agreement, the Pearls Consideration shall be adjusted by adding thereto an amount equivalent to the amount of additional advances made by Kawick Enterprises as aforesaid. According to the Pearls Acquisition Agreement, the amount of additional advances should in any event not exceed the sum of HK$1,000,000.

The Pearls Consideration was determined following arm's length negotiations between the parties to the Pearls Acquisition Agreement after taking into account of a valuation as at 31 January 2009 prepared by an independent professional valuer in respect of the KF Property, the proportionate interests of Pearls Limited and Polyworth Limited in the KF Property as set out in the Joint Development Agreement and the ratio of the gross floor area between the Pearls Property and the Polyworth Property prior to demolition of the buildings where such properties were situated. The Pearls Consideration will be satisfied by internal resources of the Company.

Completion

Completion of the Pearls Acquisition Agreement shall take place on 10 July 2009 or such other date as shall be agreed in writing between the parties to the Pearls Acquisition Agreement. The completion date of the Pearls Acquisition Agreement may be put forward by Kawick Enterprises by giving at least 14 days prior notice to Prosperity Developments.

In the event that the date of completion of the Pearls Acquisition Agreement is brought forward by Kawick Enterprises, the Pearls Consideration shall be reduced by a sum calculated by the following formula:

$$\text{Balance of the Pearls Consideration} \times \frac{\text{no. of days between the forwarded completion date and the Pearls Completion Date (both days inclusive)}}{365} \times 4\%$$

THE POLYWORTH ACQUISITION AGREEMENT

Date

10 March 2009

Parties

Vendor: Kawick Enterprises

Purchaser: Prosperity Developments

Asset to be acquired

Subject to the terms and conditions of the Polyworth Acquisition Agreement, Prosperity Developments agreed to:

(a) acquire the Polyworth Sale Shares, representing 40% of the issued share capital of Polyworth Limited; and

(b) take an assignment of all the benefits and interest of and in the Polyworth Sale Loan.

Consideration

The total consideration for the acquisition of the Polyworth Sale Shares and the Polyworth Sale Loan amounts to HK$19,395,000 (subject to adjustments mentioned below) and shall be payable by Prosperity Developments to Kawick Enterprises in cash in the following manner:

(a) a deposit in the sum of HK$3,879,000, being 20% of the Polyworth Consideration, was paid upon the signing of the Polyworth Acquisition Agreement; and

(b) the balance of the Polyworth Consideration (subject to adjustments) shall be payable on the completion date of the Polyworth Acquisition Agreement.

When determining the Polyworth Consideration, the parties had taken into consideration the amount of the Polyworth Sale Loan as at 28 October 2008. In the event that Kawick Enterprises advances **further shareholder's loans to Polyworth Limited during** the period from 29 October 2008 to the date of completion of the Polyworth Acquisition Agreement, the Polyworth Consideration shall be adjusted by adding thereto an amount equivalent to the amount of additional advances made by Kawick Enterprises as aforesaid. According to the Polyworth Acquisition Agreement, the amount of additional advances should in any event not exceed the sum of HK$1,000,000.

The Polyworth Consideration was determined following **arm's length negotiations between the parties** to the Polyworth Acquisition Agreement after taking into account of a valuation as at 31 January 2009 prepared by an independent valuer in respect of the KF Property, the proportionate interests of Pearls Limited and Polyworth Limited in the KF Property as set out in the Joint Development Agreement and the ratio of the gross floor area of the Pearls Property and the Polyworth Property prior to demolition of the buildings where such properties were situated. The Polyworth Consideration will be satisfied by internal resources of the Company.

Completion

Completion of the Polyworth Acquisition Agreement shall take place on 10 July 2009 or such other date as shall be agreed in writing between the parties to the Polyworth Acquisition Agreement. The completion date of the Polyworth Acquisition Agreement may be put forward by Kawick Enterprises by giving at least 14 days prior notice to Prosperity Developments.

In the event that the date of completion of the Polyworth Acquisition Agreement is brought forward by Kawick Enterprises, the Polyworth Consideration shall be reduced by a sum calculated by the following formula:

$$\text{Balance of the Polyworth Consideration} \times \frac{\text{no. of days between the forwarded completion date and the Polyworth Completion Date (both days inclusive)}}{365} \times 4\%$$

THE PROPERTY ACQUISITION AGREEMENTS

Date

10 March 2009

Parties

Vendor: Lucky World, a company in which Dr. Chong owns not less than 30% interest

Purchaser: Ease Kind, an indirect wholly-owned subsidiary of NWS Holdings Limited, which in turn is a non wholly-owned subsidiary of the Company

Assets to be acquired

Ease Kind agreed to acquire from Lucky World (i) the First Lucky World Property subject to the terms and conditions of the First Property Acquisition Agreement and (ii) the Second Lucky World Property subject to the terms and conditions of the Second Property Acquisition Agreement.

The Lucky World Properties are located at No. 4 Kwai Fong Street, Happy Valley, Hong Kong and comprise the Ground Floor, 5th Floor and the roof of a 6-storey residential building completed in the nineteen fifties. The Lucky World Properties are currently vacant.

According to the valuation report dated 31 January 2009 prepared by an independent valuer in Hong Kong, the market value of the First Lucky World Property and the Second Lucky World Property as at

the date of the report were HK$9.5 million and HK$5.5 million respectively. The Lucky World Properties were acquired by Lucky World at an aggregate consideration of approximately HK$2.1 million in 1993.

Consideration

The consideration for the First Lucky World Property is HK$9.5 million (subject to adjustments mentioned below) and shall be payable by Ease Kind to Lucky World in cash in the following manner:

(a) a deposit in the sum of HK$1,900,000, being 20% of the consideration, was paid upon the signing of the First Property Acquisition Agreement; and

(b) the balance of the consideration shall be payable on the completion date of the First Property Acquisition Agreement.

The consideration for the Second Lucky World Property is HK$5.5 million (subject to adjustments mentioned below) and shall be payable by Ease Kind to Lucky World in cash in the following manner:

(a) a deposit in the sum of HK$1,100,000, being 20% of the consideration, was paid upon the signing of the Second Property Acquisition Agreement; and

(b) the balance of the consideration shall be payable on the completion date of the Second Property Acquisition Agreement.

The consideration for the Lucky World Properties **was determined following arm's length negotiations** between Ease Kind and Lucky World based on the aforesaid valuation of the Lucky World Properties and will be satisfied by internal resources of the Company.

Completion

Completion of the Property Acquisition Agreements shall take place on or before 10 July 2009. The completion date of the Property Acquisition Agreements may be put forward by Lucky World by giving at least 14 days prior notice to Ease Kind.

In the event that the date of completion of the First Property Acquisition Agreement and/or the Second Property Acquisition Agreement is brought forward by Lucky World, the consideration under the relevant agreement shall be reduced by a sum calculated by the following formula:

$$\text{Balance of the consideration} \times \frac{\text{no. of days between the forwarded completion date and the Property Completion Date (both days inclusive)}}{365} \times 4\%$$

After completion of the Property Acquisition Agreements, Ease Kind will own Nos. 3, 4 (except 2/F), 5 (except 2/F) and 6 Kwai Fong Street, Happy Valley, Hong Kong.

INFORMATION ON PEARLS LIMITED AND POLYWORTH LIMITED

Pearls Limited

Pearls Limited was incorporated in Hong Kong and is owned as to 40% by Prosperity Developments, 20% by Glory Good Investment Limited, a company owned as to 59% by the Company, and 40% by Kawick Enterprises. The principal activity of Pearls Limited is the holding of the Pearls Property for redevelopment purposes. The buildings where the Pearls Property was situated have been demolished and the site where the Pearls Property was situated is a vacant site.

The (loss)/profit before and after taxation of Pearls Limited for the two years ended 30 June 2007 and 2008 were as follows:-

	Audited Year ended 30 June 2007 *HK$'000*	Audited Year ended 30 June 2008 *HK$'000*
(Loss) / profit before and after taxation	(17.5)	68.1

The audited net liabilities and the audited total asset value of Pearls Limited as at 30 June 2008 amounted to HK$1,397,632 and HK$12,332,136 respectively. The Pearls Sale Shares were acquired by Kawick Enterprises at par at a consideration of HK$40 in 1993.

Pearls Limited is currently a 51.8% owned subsidiary of the Company and will become a 91.8% owned subsidiary of the Company after completion of the Pearls Acquisition Agreement.

Polyworth Limited

Polyworth Limited was incorporated in Hong Kong and is owned as to 40% by Prosperity Developments, 20% by Hip Hing Project Investment Limited, a company owned as to 59% by the Company, and 40% by Kawick Enterprises. The principal activity of Polyworth Limited is the holding of the Polyworth Property for redevelopment purposes. The buildings where the Polyworth Property was situated have been demolished and the site where the Polyworth Property was situated is a vacant site.

The loss before and after taxation of Polyworth Limited for the two years ended 30 June 2007 and 2008 were as follows:-

	Audited Year ended 30 June 2007 *HK$'000*	Audited Year ended 30 June 2008 *HK$'000*
Loss before and after taxation	378.1	33.5

The audited net liabilities and the audited total asset value of Polyworth Limited as at 30 June 2008 amounted to HK$2,086,721 and HK$23,924,077 respectively. The Polyworth Sale Shares were acquired by Kawick Enterprises at par at a consideration of HK$4 in 1995.

Polyworth Limited is currently a 51.8% owned subsidiary of the Company and will become a 91.8% owned subsidiary after completion of the Polyworth Acquisition Agreement.

Pearls Limited and Polyworth Limited together own the entire Nos. 7 - 9 of Kwai Fong Street. No. 10 of Kwai Fong Street is owned by TWGH. Pursuant to the Joint Development Agreement entered into between Pearls Limited, Polyworth Limited and TWGH, the parties thereto agreed to jointly develop the KF Property into a residential development with ancillary accommodation and upon satisfaction of certain conditions provided therein, the parties will enter into a deed of exchange to unify the title of the KF Property and an agreement in relation to the division of units among Pearls Limited, Polyworth Limited and TWGH such that the KF Property will be held by Pearls Limited and Polyworth Limited as to 72.54% and TWGH as to 27.46%. As at the date hereof, the KF Property is currently a vacant site.

According to the valuation report dated 31 January 2009 prepared by an independent valuer in Hong Kong, the market value of the KF Property as at the date of the report was HK$103.5 million. The KF Property as at the date of the valuation report was a vacant site.

REASONS FOR AND BENEFITS OF THE TRANSACTIONS

The Directors (including the independent non-executive Directors) consider that it is an opportunity to acquire the entire control in the Kwai Fong Street project and will broaden the asset and earnings base of, and will be beneficial to the Company and its shareholders as a whole.

The Directors (including the independent non-executive Directors) consider that the terms of the Acquisition Agreements are fair and reasonable and are on normal commercial terms and in the interests of the Company and the shareholders of the Company as a whole.

CONNECTED TRANSACTIONS

Kawick Enterprises and Lucky World are owned not less than 30% by Dr. Chong, a substantial shareholder of certain subsidiaries of the Group and also a cousin of a director of NWS Holdings Limited which is a non-wholly-owned subsidiary of the Company. As such, Kawick Enterprises and Lucky World are connected persons of the Company under the Listing Rules and the acquisitions contemplated under the Acquisition Agreements constitute connected transactions of the Company under the Listing Rules. As the applicable percentage ratios in respect of the transactions contemplated under the Acquisition Agreements in aggregate exceed 0.1% but are less than 2.5%, such transactions are only subject to the reporting and announcement requirements but are exempt from the **independent shareholders' approval requirements under Chapter 14A of the Listing Rules.**

GENERAL

The core businesses of the Group include property, infrastructure, hotel operation, department store operation, services as well as telecommunications and technology.

The principal activity of Kawick Enterprises is investment business.

The principal activity of Lucky World is investment business.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following expressions have the following meanings:

"Acquisition Agreements"	the Pearls Acquisition Agreement, the Polyworth Acquisition Agreement and the Property Acquisition Agreements
"Board"	the board of Directors
"Company"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on Main Board of the Stock Exchange (Stock Code: 17)
"Directors"	the directors of the Company
"Dr. Chong"	Dr. Larry Chong
"Ease Kind"	Ease Kind Development Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of NWS Holdings Limited
"First Lucky World Property"	G/F of No. 4 Kwai Fong Street, Happy Valley, Hong Kong
"First Property Acquisition Agreement"	the sale and purchase agreement dated 10 March 2009 entered into between Lucky World and Ease Kind in relation to the sale and purchase of the First Lucky World Property
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Joint Development Agreement"	the joint development agreement dated 21 August 2008 entered into between Polyworth Limited, Pearls Limited and TWGH in relation to the joint development of the KF Property
"Kawick Enterprises"	Kawick Enterprises Limited, a company incorporated in Hong Kong in which Dr. Chong owns not less than 30% interest

"KF Property"	Nos. 7 - 10 Kwai Fong Street, Happy Valley, Hong Kong
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Lucky World"	Lucky World Investment Limited, a company incorporated in Hong Kong in which Dr. Chong owns not less than 30% interest
"Lucky World Properties"	the First Lucky World Property and the Second Lucky World Property
"Pearls Acquisition Agreement"	the sale and purchase agreement dated 10 March 2009 entered into between Kawick Enterprises and Prosperity Developments in relation to the sale and purchase of the Pearls Sale Shares and the Pearls Sale Loan
"Pearls Completion Date"	10 July 2009
"Pearls Consideration"	HK$10,605,000 (subject to adjustments), being the consideration for the acquisition of the Pearls Sale Shares and the Pearls Sale Loan
"Pearls Property"	5th Floor of the building previously erected on No.7 Kwai Fong Street, Happy Valley, Hong Kong and the whole building previously erected on No. 8 Kwai Fong Street, Happy Valley, Hong Kong
"Pearls Sale Loan"	the interest free, repayable on demand loan due from Pearls Limited to Kawick Enterprises as at the date of completion of the Pearls Acquisition Agreement, which amounted to HK$5,502,675 as at 30 June 2008, HK$5,555,775 as at 28 October 2008 and HK$5,581,349 as at the date of the Pearls Acquisition Agreement
"Pearls Sale Shares"	40 shares of HK$1.00 each in Pearls Limited, representing 40% of the issued share capital of Pearls Limited
"Polyworth Acquisition Agreement"	the sale and purchase agreement dated 10 March 2009 entered into between Kawick Enterprises and Prosperity Developments in relation to the sale and purchase of the Polyworth Sale Shares and the Polyworth Sale Loan
"Polyworth Completion Date"	10 July 2009
"Polyworth Consideration"	HK$19,395,000 (subject to adjustments), being the consideration for the acquisition of the Polyworth Sale Shares and the Polyworth Sale Loan
"Polyworth Property"	Ground Floor to 4th Floor of the building previously erected on No.7 Kwai Fong Street, Happy Valley, Hong Kong and the whole building previously erected on No. 9 Kwai Fong Street, Happy Valley, Hong Kong

"Polyworth Sale Loan"	the interest free, repayable on demand loan due and owing from Polyworth Limited to Kawick Enterprises as at the date of completion of the Polyworth Acquisition Agreement, which amounted to HK$9,996,234 as at 30 June 2008 and HK$10,140,122 as at 28 October 2008 and as at the date of the Polyworth Acquisition Agreement
"Polyworth Sale Shares"	4 shares of HK$1.00 each in Polyworth Limited, representing 40% of the issued share capital of Polyworth Limited
"Property Acquisition Agreements"	the First Property Acquisition Agreement and the Second Property Acquisition Agreement
"Property Completion Date"	on or before 10 July 2009
"Prosperity Developments"	Prosperity Developments Limited, a company incorporated in the British Virgin Islands which is a wholly-owned subsidiary of the Company
"Second Lucky World Property"	5/F and the Roof of No. 4 Kwai Fong Street, Happy Valley, Hong Kong
"Second Property Acquisition Agreement"	the sale and purchase agreement dated 10 March 2009 entered into between Lucky World and Ease Kind in relation to the sale and purchase of the Second Lucky World Property
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"TWGH"	Tung Wah Group of Hospitals
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent

By Order of the Board
New World Development Company Limited
Leung Chi Kin, Stewart
Company Secretary

Hong Kong, 11 March 2009

As at the date of this announcement: (a) the executive directors of the Company are Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, Dr. Sin Wai Kin, David, Mr. Liang Chong Hou, David, Mr. Leung Chi Kin, Stewart and Mr. Cheng Chi Kong, Adrian; (b) the non-executive directors of the Company are Mr. Cheng Kar Shing, Peter, Mr. Chow Kwai Cheung, Mr. Liang Cheung Biu, Thomas and Ms. Ki Man Fung, Leonie; and (c) the independent non-executive directors of the Company are Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson (alternate director to Dr. Cha Mou Sing, Payson: Mr. Cha Mou Zing, Victor), Mr. Ho Hau Hay, Hamilton and Mr. Lee Luen Wai, John.



新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Hong Kong Stock Code: 0017)

INTERIM RESULTS ANNOUNCEMENT 2008/2009

RESULTS

The board of Directors (the "Board") of New World Development Company Limited (the "Company") is pleased to announce the unaudited interim results of the Company and its subsidiaries (collectively the "Group") for the six months ended 31December 2008 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT -UNAUDITED

For the six months ended 31 December 2008

	Note	2008 HK$m	2007 HK$m (Restated)
Revenues	2	**12,070.4**	13,055.7
Cost of sales		**(8,244.1)**	(9,070.6)
Gross profit		**3,826.3**	3,985.1
Other income		**9.4**	18.4
Other gains, net		**155.6**	2,483.8
Selling and marketing expenses		**(195.5)**	(249.4)
Administrative expenses		**(1,067.2)**	(966.7)
Other operating expenses		**(1,292.9)**	(1,386.9)
Changes in fair value of investment properties		**(2,353.7)**	2,123.9
Operating (loss)/profit	3	**(918.0)**	6,008.2
Financing income		**355.4**	795.6
Financing costs		**(701.6)**	(785.9)
		(1,264.2)	6,017.9
Share of results of			
Jointly controlled entities		**929.3**	1,852.9
Associated companies		**(36.3)**	482.0
(Loss)/profit before taxation		**(371.2)**	8,352.8
Taxation	4	**(29.0)**	(1,089.4)
(Loss)/profit for the period		**(400.2)**	7,263.4
Attributable to:			
Shareholders		**(992.2)**	5,649.4
Minority interests		**592.0**	1,614.0
		(400.2)	7,263.4
Dividend		**346.8**	672.4
(Loss)/earnings per share	5		
Basic		**(HK$0.28)**	HK$1.52
Diluted		**(HK$0.28)**	HK$1.45

CONDENSED CONSOLIDATED BALANCE SHEET-UNAUDITED

	Note	**As at 31 December 2008 HK$m**	As at 30 June 2008 HK$m (Restated)
ASSETS			
Non-current assets			
Investment properties		**30,589.6**	31,577.9
Property, plant and equipment		**6,285.4**	5,987.7
Leasehold land and land use rights		**3,515.5**	4,950.7
Intangible concession rights		**981.1**	1,153.5
Intangible assets		**1,512.9**	1,409.4
Interests in jointly controlled entities		**32,487.3**	30,547.1
Interests in associated companies		**9,673.9**	10,163.3
Available-for-sale financial assets		**5,631.5**	4,796.5
Held-to-maturity investments		**33.5**	33.4
Financial assets at fair value through profit or loss		**-**	1,194.4
Properties for development		**11,353.1**	11,174.9
Deferred tax assets		**350.8**	322.2
Other non-current assets		**1,276.7**	1,284.8
		103,691.3	104,595.8
Current assets			
Properties under development		**25,082.4**	18,409.6
Properties held for sale		**6,073.8**	5,901.7
Stocks		**454.0**	454.2
Debtors and prepayments	6	**18,144.6**	18,897.5
Financial assets at fair value through profit or loss		**394.3**	629.9
Cash held on behalf of customers		**3,165.5**	3,105.8
Restricted bank balances		**316.8**	636.9
Cash and bank balances		**11,493.5**	13,126.1
		65,124.9	61,161.7
Total assets		**168,816.2**	165,757.5

CONDENSED CONSOLIDATED BALANCE SHEET-UNAUDITED

	Note	**As at 31 December 2008 HK$m**	As at 30 June 2008 HK$m (Restated)
EQUITY			
Share capital		**3,758.4**	3,736.5
Reserves		**66,293.3**	67,718.7
Proposed final dividend		**-**	939.6
Interim dividend		**346.8**	-
Shareholders' funds		**70,398.5**	72,394.8
Minority interests		**22,609.0**	22,509.9
Total equity		**93,007.5**	94,904.7
LIABILITIES			
Non-current liabilities			
Long-term borrowings		**36,761.3**	31,361.8
Deferred tax liabilities		**4,808.1**	5,142.8
Other non-current liabilities		**486.0**	461.7
		42,055.4	36,966.3
Current liabilities			
Creditors and accrued charges	7	**20,349.1**	20,656.2
Current portion of long-term borrowings		**8,489.0**	7,193.0
Short-term borrowings		**3,694.9**	4,608.9
Current tax payable		**1,220.3**	1,428.4
		33,753.3	33,886.5
Total liabilities		**75,808.7**	70,852.8
Total equity and liabilities		**168,816.2**	165,757.5
Net current assets		**31,371.6**	27,275.2
Total assets less current liabilities		**135,062.9**	131,871.0

Notes:

1. Basis of preparation and accounting policies

The unaudited condensed consolidated interim financial statements (the "interim financial statements") have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and Appendix 16 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"). The interim financial statements should be read in conjunction with the 2008 annual financial statements.

The accounting policies and methods of computation used in the preparation of the interim financial statements are consistent with those used in the 2008 annual financial statements, except as described below.

For the six months ended 31 December 2008, the Group has adopted the following amendments to standards and interpretations which are relevant to the Group's operations and are mandatory for the financial year ending 30 June 2009:

HKAS 39 and HKFRS 7 Amendments	Reclassification of Financial Assets
HK(IFRIC) - Int 12	Service Concession Arrangements
HK(IFRIC) - Int 13	Customer Loyalty Programmes
HK(IFRIC) - Int 14	HKAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

Except for HK(IFRIC) - Int 12, the adoption of these amendments and interpretations does not have significant change to the accounting policies or any significant effect on the results and financial position of the Group, the accounting policies and methods of computation used in the preparation of the interim financial statements are consistent with those used in the 2008 annual financial statements. The effect of applying HK(IFRIC) - Int 12 is set out below.

HK(IFRIC) - Int 12 applies to contractual service concession arrangements ("Service Concessions") whereby the Group participates in the development, financing, operation and maintenance of infrastructures for public services, such as toll roads and bridges, power plants and water treatment plants (the "Infrastructures"). Prior to the adoption of HK(IFRIC) - Int 12, the costs incurred for the construction or upgrade work or the acquisition of the Infrastructures under the Service Concessions were accounted for as property, plant and equipment. On adoption of HK(IFRIC) - Int 12, these Service Concessions are accounted for as intangible assets to the extent that the Group receives a right to charge users of the respective Infrastructures, or as financial assets to the extent that the Group has an unconditional contractual right to receive cash or another financial asset from or at the direction of the granting authorities under the service concession arrangement.

Intangible assets resulting from the application of HK(IFRIC) - Int 12 are recorded in the balance sheet as "Intangible concession rights". The intangible concession rights are amortised, where applicable, on an economic usage basis or on a straight-line basis over the periods which the Group is granted the rights to operate these Infrastructures.

Financial assets resulting from the application of HK(IFRIC) - Int 12 are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

Furthermore, the Group recognises income and expenses associated with construction services and upgrade services provided under the Service Concessions in accordance with the Group's accounting policy on construction revenue.

1. Basis of preparation and accounting policies (Cont'd)

The adoption of HK(IFRIC) - Int 12 resulted in a change in the Group's principal accounting policies, which has been applied retrospectively and the comparative figures have been restated accordingly. The impact of prior year adjustments which are primarily due to the adoption of HK(IFRIC) - Int 12 is summarised as follows:

CONDENSED CONSOLIDATED BALANCE SHEET

	At 31 December 2008 HK$m	At 30 June 2008 HK$m
Decrease in property, plant and equipment	**981.1**	1,153.5
Increase in intangible concession rights	**981.1**	1,153.5
Increase in interests in jointly controlled entities	**139.8**	129.3
Increase in deferred tax liabilities	**30.7**	30.7
Increase in reserves	**61.9**	55.9
Increase in exchange reserve	**24.9**	24.8
Increase in retained profits	**37.0**	31.1
Increase in minority interests	**47.2**	42.7

CONDENSED CONSOLIDATED INCOME STATEMENT
For the six months ended 31 December 2008

	2008 HK$m	2007 HK$m
Increase in share of results of jointly controlled entities	**10.5**	8.1
Increase in amortisation of intangible concession rights	**38.2**	45.6
Decrease in depreciation	**38.2**	45.6
(Decrease)/increase in basic (loss)/ earnings per share	**(HK$0.01)**	HK$0.01
(Decrease)/increase in diluted (loss)/earnings per share	**(HK$0.01)**	HK$0.01

The following new or revised standards, amendments and interpretations are mandatory for accounting periods beginning on or after 1 January 2009 or later periods but which the Group has not early adopted:

Effective for the year ending 30 June 2010

HKFRS 1 (Revised)	First-time Adoption of HKFRS
HKFRS 2 Amendments	Vesting Conditions and Cancellations
HKFRS 3 (Revised) and HKAS 27 (Revised)	Business Combinations and Consolidated and Separate Financial Statements
HKAS 7 Amendment	Disclosures- Improving Disclosures about Financial Instruments
HKFRS 8	Operating Segments
HKFRS 1 (Revised) and HKAS 27 Amendments	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
HKAS 1 (Revised)	Presentation of Financial Statements
HKAS 23 (Revised)	Borrowing Costs
HKAS 32 and HKAS 1 Amendments	Puttable Financial Instruments and Obligations Arising on Liquidation
HKAS 39 Amendment	Eligible Hedged Items
HK(IFRIC) - Int 15	Agreements for the Construction of Real Estate
HK(IFRIC) - Int 16	Hedges of a Net Investment in Foreign Operation
HK(IFRIC) - Int 17	Distributions of Non-cash Assets to Owners
HK(IFRIC) - Int 18	Transfers of Assets from Customers
HKFRSs Amendments	Improvements to HKFRSs

The Group has already commenced an assessment of the impact of these new or revised standards, amendments and interpretations, certain of which are relevant to the Group's operation and will give rise to changes in accounting policies, disclosures and measurement of certain items in the financial statements. However, the Group is not yet in a position to ascertain their impact on its results of operations and financial position.

2. Segment information

The Group is organised into property investment, property development, service, infrastructure, telecommunications, department stores, hotel operations and others (including media and technology businesses) segments.

(a) Primary reporting format- business segments

	Property investment HK$m	Property development HK$m	Service HK$m	Infra-structure HK$m	Telecom-munications HK$m	Department stores HK$m	Hotel operations HK$m	Others HK$m	Eliminations HK$m	Con-solidated HK$m
Six months ended 31 December 2008										
External	747.4	774.8	7,228.9	170.7	466.2	1,257.1	1,269.8	155.5	-	12,070.4
Inter-segment	100.9	-	1,327.3	-	31.1	-	2.0	14.7	(1,476.0)	-
Revenues	848.3	774.8	8,556.2	170.7	497.3	1,257.1	1,271.8	170.2	(1,476.0)	12,070.4
Segment results	517.8	110.5	402.3	38.7	(0.5)	216.5	286.6	20.8	-	1,592.7
Other gains, net	(2.5)	64.8	(245.3)	130.9	-	-	53.7	154.0	-	155.6
Changes in fair value of investment properties										(2,353.7)
Unallocated corporate expenses										(312.6)
Operating loss										(918.0)
Financing income										355.4
Financing costs										(701.6)
										(1,264.2)
Share of results of										
Jointly controlled entities	107.4	181.4	173.2	477.0	-	-	16.0	(25.7)	-	929.3
Associated companies	14.7	(15.6)	12.7	1.4	(48.9)	-	(0.9)	0.3	-	(36.3)
Loss before taxation										(371.2)
Taxation										(29.0)
Loss for the period										(400.2)
As at 31 December 2008										
Segment assets	31,700.1	48,949.6	15,312.6	1,280.5	1,276.0	3,998.8	4,384.0	7,551.4	-	114,453.0
Interests in jointly controlled entities	4,039.8	11,045.5	4,430.7	11,213.2	-	-	1,273.3	484.8	-	32,487.3
Interests in associated companies	2,435.2	1,322.1	2,938.7	842.1	2,002.1	-	116.7	17.0	-	9,673.9
Unallocated assets										12,202.0
Total assets										168,816.2
Segment liabilities	604.4	6,171.8	8,905.1	506.2	234.6	2,465.2	1,337.2	647.7	-	20,872.2
Unallocated liabilities										54,936.5
Total liabilities										75,808.7
Six months ended 31 December 2008										
Capital expenditure	39.2	156.9	201.1	1.8	46.5	142.0	162.7	6.5	-	756.7
Depreciation and amortisation	34.5	19.8	63.7	39.2	23.2	91.1	85.6	14.8	-	371.9
Impairment charge and provision	-	-	139.5	-	-	-	10.4	199.6	-	349.5

2. Segment information (Cont'd)

(a) Primary reporting format- business segments (Cont'd)

	Property investment HK$m	Property development HK$m	Service HK$m	Infra-structure HK$m	Telecom-munications HK$m	Department stores HK$m	Hotel operations HK$m	Others HK$m	Eliminations HK$m	Con-solidated HK$m
Six months ended 31 December 2007 (Restated)										
External	682.0	1,206.3	7,936.4	156.9	480.8	1,123.1	1,264.0	206.2	-	13,055.7
Inter-segment	99.2	-	1,338.8	-	33.5	-	-	19.7	(1,491.2)	-
Revenues	781.2	1,206.3	9,275.2	156.9	514.3	1,123.1	1,264.0	225.9	(1,491.2)	13,055.7
Segment results	431.7	140.4	609.5	53.6	(44.5)	188.9	295.7	13.2	-	1,688.5
Other gains, net	0.2	220.9	107.0	143.7	2.4	1,613.6	-	396.0	-	2,483.8
Changes in fair value of investment properties										2,123.9
Unallocated corporate expenses										(288.0)
Operating profit										6,008.2
Financing income										795.6
Financing costs										(785.9)
										6,017.9
Share of results of										
Jointly controlled entities	195.5	964.1	150.6	448.3	-	-	29.9	64.5	-	1,852.9
Associated companies	116.7	22.3	123.0	144.5	76.7	-	(8.6)	7.4	-	482.0
Profit before taxation										8,352.8
Taxation										(1,089.4)
Profit for the period										7,263.4
As at 30 June 2008 (Restated)										
Segment assets	34,133.8	44,384.0	15,446.2	2,421.2	1,281.3	3,554.6	3,294.8	6,446.0	-	110,961.9
Interests in jointly controlled entities	4,118.3	11,787.8	4,269.2	8,681.6	-	-	1,036.1	654.1	-	30,547.1
Interests in associated companies	3,181.9	1,528.3	2,233.1	849.4	2,207.5	-	116.7	46.4	-	10,163.3
Unallocated assets										14,085.2
Total assets										165,757.5
Segment liabilities	520.7	5,817.5	9,795.2	414.7	221.4	1,603.2	1,242.9	1,502.3	-	21,117.9
Unallocated liabilities										49,734.9
Total liabilities										70,852.8
Six months ended 31 December 2007										
Capital expenditure	959.1	372.6	79.5	-	25.4	214.9	967.3	83.9	-	2,702.7
Depreciation and amortisation	23.9	15.4	62.6	45.9	43.0	71.6	108.1	27.1	-	397.6
Impairment charge and provision	-	-	-	-	-	-	18.9	61.2	-	80.1

2. **Segment information (Cont'd)**

(b) **Secondary reporting format-geographical segments**

	Revenues	Capital expenditure	Segment assets
	Six months ended 31 December 2008 HK$m	Six months ended 31 December 2008 HK$m	As at 31 December 2008 HK$m
Hong Kong and others	7,256.1	404.1	68,560.0
Mainland China	2,880.8	352.6	44,100.9
Macau	1,933.5	-	1,792.1
	12,070.4	756.7	114,453.0
	Six months ended 31 December 2007 HK$m	Six months ended 31 December 2007 HK$m	As at 30 June 2008 HK$m
Hong Kong and others	6,547.0	326.3	66,936.1
Mainland China	3,316.2	2,376.4	41,864.0
Macau	3,192.5	-	2,161.8
	13,055.7	2,702.7	110,961.9

The Group's revenues, segment assets and capital expenditure attributed to Southeast Asia and North America account for an insignificant portion of the Group's total revenues, segment assets and capital expenditure respectively, and have been included in the Hong Kong and others.

3. **Operating (loss)/profit**

For the six months ended 31 December 2008
Operating (loss)/profit of the Group is arrived at after crediting/ (charging) the following:

	2008 HK$m	2007 HK$m
Dividend income from listed and unlisted investments	9.4	18.4
Gain on deemed acquisition/disposal of interests in subsidiaries	137.6	1,690.5
Net profit on disposal of		
Available-for-sale financial assets	16.2	70.9
Subsidiaries	56.6	88.4
Recovery from PrediWave Companies	-	424.3
Gain on repurchase of convertible bonds by a subsidiary	67.0	-
Excess of fair value of net assets acquired over the cost of acquisition		
Additional interest of subsidiaries	-	19.6
Subsidiaries	50.9	125.7
Fair value gain on financial assets at fair value through profit or loss	371.6	16.7
Exchange gain	-	124.8
Interest income from margin and other financing of securities business, included in revenues	47.4	225.0
Cost of inventories sold	(1,732.8)	(1,844.8)
Depreciation and amortisation	(371.9)	(397.6)
Impairment loss on		
Debtors	(5.9)	(68.4)
Amount due from jointly controlled entities	(10.4)	(11.7)
Available-for-sale financial assets	(333.2)	-
Fair value loss of financial assets at fair value through profit or loss	(189.2)	-
Interest expense for securities broking and margin financing operations	(6.2)	(150.4)
Dilution loss on deemed disposal of interests in subsidiaries	(1.4)	(9.9)

4. Taxation

For the six months ended 31 December 2008

	2008 HK$m	2007 HK$m
Current taxation		
Hong Kong profits tax	**209.2**	217.0
Mainland China and overseas taxation	**139.7**	388.1
Mainland China land appreciation tax	**18.6**	54.0
Deferred taxation		
Valuation of investment properties	**(342.6)**	364.1
Temporary differences	**4.1**	66.2
	29.0	1,089.4

Hong Kong profits tax has been provided at the rate of 16.5% (2007: 17.5%) on the estimated assessable profit for the period.

Taxation on Mainland China and overseas profits has been calculated on the estimated taxable profit for the period at the rates of taxation prevailing in the countries in which the Group operates. These rates range from 3% to 33% (2007: 3% to 33%).

PRC income tax has been provided on the estimated assessable profits of subsidiaries, associated companies and jointly controlled entities operating in the PRC at 25% (2007: 33%). PRC land appreciation tax is provided at progressive rates ranging from 30% to 60% on the appreciation of land value, being the proceeds of sale of properties less deductible expenditures including costs of land use rights and property development expenditures.

Share of taxation of jointly controlled entities and associated companies of HK$119.4 million and HK$22.3 million (2007: HK$674.7 million as restated and HK$104.7 million), respectively, are included in the income statement as share of results of jointly controlled entities and associated companies.

5 Loss)/earnings per share

For the six months ended 31 December 2008
The calculation of basic and diluted (loss)/earnings per share for the period is based on the following:

	2008 HK$m	2007 HK$m (Restated)
(Loss)/profit attributable to shareholders	**(992.2)**	5,649.4
Effect of dilutive potential ordinary shares		
Interest expense on convertible bonds	**-**	128.2
Adjustment on the effect of dilution in the results of subsidiaries	**(9.0)**	(32.9)
(Loss)/profit for calculation of diluted (loss)/earnings per share	**(1,001.2)**	5,744.7

	Number of shares	
	2008	2007
Weighted average number of shares (million) for calculating basic (loss)/earnings per share	**3,595.4**	3,712.2
Effect of dilutive potential ordinary shares		
Share options	**-**	30.7
Convertible bonds	**-**	224.0
Weighted average number of shares (million) for calculating diluted (loss)/earnings per share	**3,595.4**	3,966.9

Diluted loss per share for the six months ended 31 December 2008 did not assume the conversion of the convertible bonds and the exercise of share options outstanding during the period since their conversion and exercise would have an anti-dilutive effect.

6. Trade debtors

Aging analysis of trade debtors is as follows:

	As at 31 December 2008 HK$m	As at 30 June 2008 HK$m
Current to 30 days	**4,682.2**	4,671.4
31 to 60 days	**326.4**	488.5
Over 60 days	**633.1**	933.2
	5,641.7	6,093.1

The Group has various credit policies for different business operations depending on the requirements of the markets and businesses in which the subsidiaries operate. Sale proceeds receivable from sale of properties and retention receivable in respect of construction and engineering services are settled in accordance with the terms of respective contracts.

The Group has made loans to margin customers for its securities businesses amounted to HK$1,636.2 million (30 June 2008: HK$1,863.6 million). Such loans are secured by the underlying pledged securities and are interest-bearing. The amount of credit facilities granted to margin customers is determined by the discounted market value of the collateral securities accepted by the Group. As at 31 December 2008, the total market value of securities pledged as collateral in respect of margin customers was HK$7,657.1 million (30 June 2008: HK$21,293.0 million).

7. Trade creditors

Aging analysis of trade creditors is as follows:

	As at 31 December 2008 HK$m	As at 30 June 2008 HK$m
Current to 30 days	**6,172.4**	6,071.0
31 to 60 days	**614.5**	586.6
Over 60 days	**1,527.8**	2,204.3
	8,314.7	8,861.9
Payable arising from securities businesses *(Note)*	**3,726.3**	3,667.1
	12,041.0	12,529.0

Note:
This payable relates to securities, equity options, leveraged foreign exchange, futures, options and bullion contracts transactions and is mainly repayable on demand. No aging analysis is disclosed in respect of this amount as an aging analysis is not meaningful in view of the nature of this business.

8. Pledge of assets

As at 31 December 2008, HK$33,691.6 million (30 June 2008: HK$27,649.1 million) of total Group's assets were pledged as securities for loans.

9. Contingent liabilities

The Group's contingent liabilities as at 31 December 2008 amounted to HK$5,852.1 million (30 June 2008: HK$6,432.5 million).

10. Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

INTERIM DIVIDEND

The Directors have declared an interim dividend for the financial year ending 30 June 2009 in scrip form equivalent to HK$0.09 per share with a cash option to shareholders registered on 9 April 2009.

Subject to the Listing Committee of the Hong Kong Stock Exchange granting listing of and permission to deal in the new shares, each shareholder will be allotted fully paid shares having an aggregate market value equal to the total amount which such shareholder could elect to receive in cash and that shareholders be given the option to elect to receive payment in cash of HK$0.09 per share instead of the allotment of shares. Full details of the interim scrip dividend will be set out in a letter to be sent to shareholders together with a form of election for cash on or about 8 May 2009.

BOOK CLOSE DATES

Book close dates (both days inclusive)	:	3 April 2009 to 9 April 2009
Latest time to lodge transfer with Share Registrars	:	4:00 p.m. on 2 April 2009
Address of Share Registrars	:	Tricor Tengis Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the six months ended 31 December 2008, the Company has not redeemed any of its listed securities. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's listed securities during the period.

BUSINESS REVIEW

Overall

In the third quarter of 2008, the global financial crisis was triggered by US sub-prime turmoil. Credit crunch and perceived global economic slowdown have created a lot of uncertainties and risks. As one of the most open markets in the world, Hong Kong is no exception.

For the six months ended 31 December 2008, NWD recorded a net loss of $992.2 million. Such loss was mainly attributable to the revaluation deficit due to fair value changes in investment properties of approximately $2,353.7 million and an impairment provision on available-for-sale financial assets of approximately $330 million as a result of the current adverse financial and economic conditions. If stripping out the exceptional items, notwithstanding the Group did not make major disposal of property projects in the period under review, the Group's underlying profits should be $1,018.1 million.

Hong Kong Property Development

The recessionary climate in Hong Kong has adversely affected the sentiment of the property market. Shrinkage in transaction volume and correction in property prices were experienced, particularly in the last quarter of 2008.

In the next 12 months, the Group has four projects with over 1,200 units for sale. They are Block A of Wylie Court in Homantin (何文田衛理苑A座), Emerald Green in Yuen Long (元朗翹翠峰), the Hanoi Road Redevelopment Project in Tsim Sha Tsui (尖沙咀河內道重建項目), and 42-44 Belcher's Street project in Western District (西環卑路乍街 42-44 號).

During the period under review, the Group has paid approximately $4 billion for the Group's share of land premium to the government for two property projects, namely Lung Tin Tsuen project (龍田村項目) in Yuen Long and Che Kung Temple project (車公廟站項目) in Shatin. Total gross floor area ("GFA") involved is around 2.1 million sq ft.

Currently, the Group has a landbank of 4.6 million sq. ft. total GFA for immediate development. The Group also has a total of over 21.7 million sq ft of agricultural land reserve pending conversion.

Landbank by location	Attributable GFA (sq ft)
Hong Kong Island	440,685
Kowloon	1,229,960
New Territories (excluding areas pending agricultural land conversion)	2,938,054
Total	**4,608,699**

Agricultural landbank by location	Total land area (sq ft)	Attributable land area (sq ft)
Yuen Long	14,671,500	13,270,000
Sha Tin / Tai Po	3,394,000	2,508,000
Fanling	2,260,000	2,260,000
Sai Kung	1,265,000	1,028,000
Tuen Mun	120,000	120,000
Total	**21,710,500**	**19,186,000**

The Group is discussing with the government on conversion of 6.8 million sq ft agricultural land and is also seeking various sources to replenish its landbank, such as public auctions and tendering for development projects offered by Urban Renewal Authority and the MTRC.

Hong Kong Property Investment

In the first half of FY2009, the Group's gross rental income in Hong Kong amounted to $625 million, up 7.2% year-on-year. All the major projects in the Group's investment portfolio maintained satisfactory occupancy.

Hotels

In 2008, visitors from Mainland China maintained positive gain and continued to be the leading source, by contributing around 57% of the total arrivals to Hong Kong and brought the total arrivals up 4.7% to a record high of 29 million. The long haul travelers, especially those from North America and Europe, were substantially decreased due to the global financial downturn.

In 1HFY2009, the Group's hotels in Hong Kong provided steady contributions to the Group. Grand Hyatt Hong Kong, Renaissance Harbour View Hotel and Renaissance Kowloon Hotel recorded an average occupancy of 76% and maintained the average room rate achieved.

The overall hotel operating results was dampened because of the partial renovations of Courtyard Marriot Beijing and New World Mayfair Hotel Shanghai, the pre-matured results of the newly launched New World Hotel Wuhan and the pre-opening expenses incurred for Dalian New World Hotel.

Penta Hotel Shanghai was launched in October 2008, providing 260 rooms. Meanwhile, there are three new hotels in Hong Kong and Mainland China in the pipeline to enhance our existing hotel portfolio. The three new hotels include the newly launched Hyatt Regency Shatin Hong Kong; the Hyatt Regency Hotel in Tsim Sha Tsui, Hong Kong and the New World Hotel in Dalian, China, which will be opened in March 2009.

NWS Holdings Limited ("NWSH")

NWSH reported a profit attributable to shareholders of $813.3 million for 1HFY009, a decrease of 31% as the last corresponding period had a $1,014.8 million profit from the sale of the residential flats of Harbour Place.

The Infrastructure segment sustained a drop in contributions mainly due to the rising coal price and increase in operating costs that seriously attacked the profitability of the Energy division. The Service segment experienced a decrease in contributions mainly attributable to the substantial decline in earnings from Taifook Securities due to the global financial crisis.

Infrastructure

Performance of road projects within the Pearl River Delta Region was affected by the slowdown in business activities. Average daily traffic flow of Guangzhou City Northern Ring Road and Beijing-Zhuhai Expressway (Guangzhou-Zhuhai Section) fell by 3% and 8% respectively. The combined average daily traffic flow of Shenzhen-Huizhou Roadway and Expressway dropped by 5%.

Combined electricity sales of Zhujiang Power Plants decreased by 10% due to the downturn of the economy. This was aggravated by the soaring coal price. Sales volume of Macau Power grew by 6% despite the delays or suspension of works of some mega-sized construction projects in Macau. Electricity sales of Chengdu Jintang Power Plant increased 12%, as the second generation unit commenced operation in October 2007.

Average daily sales volume of Macau Water Plant decreased slightly by 1%. In Mainland China, Chongqing Tangjiatuo Waste Water Treatment Plant reported a 4% growth in daily average treated volume. Water sales volume of Zhengzhou Water Plant and Changshu Water Plant reduced 6% and 3% respectively. The overall impact of the global financial tsunami on the Water business was small when compared to other operations.

Throughput of Xiamen New World Xiangyu Terminals Co., Ltd. dropped 6% to 379,000 TEUs as the contract with a major customer had been terminated. As affected by the competition from new terminals and slowdown of economic activities, throughput of Tianjin Orient Container Terminals Co., Ltd. and Tianjin Five Continents International Container Terminal Co., Ltd. dropped 18% to 473,000 TEU and 5% to 976,000 TEUs respectively.

Service

Facilities rental business continued to provide a steady source of income and cash flow to the Group. Hong Kong Convention and Exhibition Centre ("HKCEC") continued to achieve satisfactory result with 527 events held. ATL Logistics Centre recorded a steady profit with an average occupancy rate maintained at 99%. It has also benefited from the increase in average rental as the demand for storage space remains strong.

Significant drop in contribution of Taifook Securities was chiefly due to the substantial decline in earnings from its brokerage and margin financing services. Its businesses seriously deteriorated as a result of the global financial tsunami and the lack of turnover volume in the equity markets.

The economic turmoil has also negatively affected Tricor's profitability. Tricor had successfully expanded into the Mainland China and Singapore. The business operations in Hong Kong, Singapore and the Mainland China together contributed over 80% of the total profit. In September 2008, Tricor has also finalized the acquisition of a corporate service practice in Brunei.

High fuel costs and salaries rise remained heavy burdens to the transport business. The gloomy economy and intense competition from the market have in general led to a drop in patronage of the Group's transport business. There was a 35% decline in the AOP of the local bus operation and a HK$8.4 million operating loss in local ferry's operation for the Current Period (2007: HK$0.4 million).

New World China Land Limited ("NWCL")

During the period under review, the China property market has experienced the negative effects from both the austerity measures previously imposed by the Central Government and the global economic downturn triggered by the US sub-prime turmoil. Faced with these challenges, the Group recorded a profit of $374.2 million in the first half of FY2009, a decrease of 59.3% over the corresponding period last year. The decrease in profit for the period was mainly attributable to the effect from changes in fair value of investment properties which turned to a loss of $55.2 million from last period's gain of $76.5 million as a result of downward adjustment in fair value of the Group's rental portfolio and also the effect of foreign exchange loss of $12.6 million as opposed to a gain of $226.8 million recorded during the previous period when Renminbi had appreciated by over 4%. Without taking into accounts the effect from abovementioned non-operating items and other exceptional items, the underlying core profit from the Group's four core business operations in fact reached HK$514.8 million, representing an increase of 4.9% over that of corresponding period last year.

With the backdrop of volume shrinkage and price correction in the overall property market, NWCL's property sales operation maintained a level contribution with a significant improvement of 5.8 percentage points in the average gross margin achieved. Furthermore, our rental operation enjoyed a handsome growth of 32% in AOP contributions with the continuous improvement in rental rates and occupancies of our investment portfolio.

New World Department Store China Limited ("NWDS")

For the six months ended 31 December 2008, total revenue of NWDS amounted to $883.9 million, grew by 33.3% year-on-year. Operating profit stood at $324.3 million. Profit attributable to shareholders increased by 13.5% to $258.6 million.

In the period under review, NWDS added two new stores in Wuhan and Beijing. They were the self-owned Wuhan Hanyang Store and the managed Beijing Liying Store. The additional floor area of about 95,000 sq m brought our total GFA to about 1,042,570 sq m. As at the end of 2008, the Group operated 33 department stores (20 self-owned stores and 13 managed stores) in Mainland China.

Located in five operational regions, namely Northeastern China, Northern China, Eastern China, Central China and Southwestern China, the stores covered 17 major cities in the Mainland China. The Central China Region contributed the most to NWDS's revenue during the period under review, accounting for 30.2% of total revenue, followed by the Eastern China Region and the Northeastern China Region, accounting for 29.8% and 25.3%, respectively.

Starting July 2008, NWDS ceased to be managed the Hong Kong Store since the Group had confirmed resumption for redevelopment of the East Wing of New World Centre in Tsimshatsui, Hong Kong, where the store was located. Opened in April 1999, Hong Kong Store had a GFA of about 15,000 sq m.

Telecommunication

During the period under review, New World Telecommunications Limited ("NWT") endeavored to restructure its business to trim off unprofitable business and impose stringent cost control measures. NWT broke even in the period under review.

In 1HFY2009, CSL New World Mobility Group ("CSLNWM") recorded a revenue of $2,978 million, down 9.3%. The decrease was mainly due to the lower handset sales volumes as there was a significant slowdown in consumer spending in the period under review. EBIT was turned to a loss of $245 million from a gain of $398 million. The EBIT drop was driven by accelerated depreciation charges on the existing networks, following the company's decision to invest in new network technologies. This resulted in an increase to depreciation and amortization expenses of $548 million. The Group's attributable share of loss from the investment in CSLNWM amounted to $48.9 million.

New World Strategic Investment Limited ("NWSI")

As the investment arm of the Group, NWSI, established in August 2007, continues to explore potential investment opportunities during the period ended 31 December 2008. Given the financial turmoil, NWSI has not made any investment during the period and focuses on the management of existing investments.

Notwithstanding the poor market sentiment, Renhe Commercial Holdings Company Limited (人和商業控股有限公司, "Renhe"), one of NWSI's investments, was successfully listed on the Main Board of The Stock Exchange of Hong Kong Limited on 22 October 2008. Renhe is an operator and developer of stand-alone underground shopping centers in Mainland China.

LIQUIDITY AND CAPITAL RESOURCES

Net Debt

	As at 31 December 2008 HK$m	As at 30 June 2008 HK$m
Consolidated net debt	**34,825.3**	26,929.7
NWSH	**5,055.5**	4,666.7
NWCL	**12,219.1**	8,788.1
NWDS – cash and bank balances	**(3,104.1)**	(3,127.6)
Net debt (exclude listed subsidiaries)	**20,654.8**	16,602.5

In respect of the Group's operation in Mainland China, the Group maintains an appropriate level of external borrowings in Renminbi for natural hedging of Renminbi contributed to those projects. Apart from this, the Group does not have any material foreign exchange exposure.

Equity of the Group reduced from HK$94,904.7 million as restated as at 30 June 2008 to HK$93,007.5 million as at 31 December 2008. The decrease was mainly due to revaluation deficit on investment properties of the Group as a result of the current adverse economic conditions.

As at 31 December 2008, the Group's cash and bank balances stood at HK$11,851.2 million (30 June 2008: HK$13,803.9 million) and the consolidated net debt amounted to HK$34,825.3 million (30 June 2008: HK$26,929.7 million). The net debt to equity ratio was 37.4%, an increase of 9.0% as compared with 30 June 2008. The increase was mainly due to the increase in bank borrowings for financing the payment of land premium for two development projects namely Che Kung Temple Station Redevelopment in Sha Tin and Lung Tin Tsuen in Yuen Long and the decrease in equity.

A total of RMB 250 million convertible bonds issued by a subsidiary company of NWCL has repurchased and cancelled by that subsidiary for approximately US$24.9 million.

The Group's long-term bank loans and convertible bonds and short-term bank loans as at 31 December 2008 were HK$44,844.8 million and HK$1,831.7 million respectively. The maturity of long-term bank loans and convertible bonds as at 31 December 2008 is as follows:

	HK$m
Within one year	**8,489.0**
In the second year	**5,680.0**
In the third to fifth year	**24,409.4**
After the fifth year	**6,266.4**
	44,844.8

OUTLOOK

In recent months, Hong Kong residential market has shown signs of stabilization after the price rationalizations of newly launched projects and the easing of mortgage availability. Strong affordability, low interest rate and tight supply in the pipeline should benefit the Hong Kong property market.

Following the rapid slides of the international financial markets in fourth quarter of 2008, the market expects pressure on the rental rates in both the office and shopping malls due to the lower demand of office space and lower retail consumption.

Property industry is closely correlated to local economy. Credit crunch and the worry of global economic slowdown are hammering every single economy in the world, including China. With the timely implementation of proactive fiscal policy and easing monetary policy by the Central Government, the property market has recently shown signs of stabilization.

In the short-term, the uncertainty of the global economic situation may induce further downside risks to the China property market. In order to cope with the risks associated, NWCL will continue a prudent approach in managing our business in China. We believe the rapid urbanization and genuine housing demand will cradle the healthy growth and development of the market in the long run.

Overall impact of the global financial tsunami on the water business was small. To enhance contributions from defensive water projects, the Group has invested in Chongqing Yue Lai Water Plant (重慶悅來水廠), Tianjin Jieyuan Water Treatment Plant (天津芥園水廠), Suzhou Industrial Park - Sludge drying facility (蘇州工業園-污泥乾燥設備).

The expansion of HKCEC is due for completion in March 2009 and the added 19,400 sq m will increase the available space for lease up to a total of 83,400 sq m enabling HKCEC to maintain its leading position in the market.

As at 31 December 2008, the gross value of contracts on hand for the Construction Group was approximately $29.0 billion. Although the impact of the global financial tsunami is yet to be fully reflected, the management is cautiously optimistic about the medium to long term prospects in Hong Kong. The Group is well positioned to take advantage of mega sized projects such as the West Kowloon development, Disney phases 2 and 3, Kai Tak Redevelopment, and the Hong **Kong – Zhuhai – Macau bridge.**

China United International Rail Containers Co., Ltd., the joint venture company that develops 18 rail container terminals in Mainland China, was established in March 2007. The current standalone facility in Qunming is operating smoothly while the construction works of the terminals in Chongqing, Zhengzhou, Qingdao and Dalian are well underway and are expected to be completed and operational by the second half of 2009. The next batch of terminals approved to be built which includes Xian and Chengdu is also under way.

China's total retail sales of consumer goods has continued to grow, having recorded in 2008 a substantial rise of 21.6%, or 4.4 percentage points, over that for the previous year. This indicated a keen demand for higher standard of living and better quality in consumer products, sustaining growth for the retail industry.

NWDS sought to expand the rental areas at our stores to accommodate more services for trendy living, such as specialty dining outlets, entertainment and convenience facilities, enhancing in-store services for customers and enriching their shopping experience.

Faced with the adverse reversal in the global economy and a worsening operating environment, NWDS has aptly formulated suitable development tactics for the short term and the longer run to ensure profitability. For the short term, NWDS will temporarily mitigate the upgrade of product portfolio and strengthen products that are selling well. For the longer run, given that shopper traffic concentrates mostly on the street level and lower levels, NWDS started to design the top levels at some stores with a larger GFA as Event Halls for staging large-scale themed promotions.

Overall, the Group will keep monitoring risks and adjust our plans for the best interests of our stakeholders.

EMPLOYEES AND REMUNERATION POLICIES

The Group has approximately 55,000 employees at 31 December 2008 employed by entities under the Group management. Remuneration policies are reviewed annually. Remuneration and bonuses are awarded to employees based on individual performances and market practices. Education subsidies will be granted to employees who are taking job-related courses. Periodic in-house training programs are also offered. Under the share option schemes of the Company and all the listed subsidiaries of the Group, options may be granted to certain Directors of the Company and certain employees of the Group to subscribe for shares in the Company and/or the respective subsidiaries.

REVIEW OF INTERIM RESULTS

The Company's unaudited interim results for the six months ended 31 December 2008 have not been reviewed by external auditors, but have been reviewed by the Audit Committee of the Company.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with all the applicable code provisions of the Code on Corporate Governance Practices (the "CG Code") contained in Appendix 14 of the Listing Rules throughout the six months ended 31 December 2008 except for the following deviation:

As required under code provision A.5.4 of the CG Code, the Board should establish written guidelines on no less exacting terms than the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules for relevant employees in respect of their dealings in the securities of the Company. The Board has established guidelines for employees in respect of their dealings in the securities of the Company but they are not on no less exacting terms than the Model Code. The deviation is mainly due to the fact that the Company currently has approximately 55,000 employees and operates diversified businesses, it will cause immense administrative burden for processing written notifications from the relevant employees by the Company.

Dr. Cheng Kar-Shun, Henry
Managing Director

Hong Kong, 17 March 2009

As at the date of this announcement, (a) the Executive Directors of the Company are Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David, Mr. LEUNG Chi-Kin, Stewart and Mr. CHENG Chi-Kong, Adrian ; (b) the Non-executive Directors of the Company are, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. LIANG Cheung-Biu, Thomas and Ms. KI Man-Fung, Leonie and (c) the Independent Non-executive Directors of the Company are Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson (alternate director to Dr. CHA Mou-Sing, Payson: Mr. CHA Mou-Zing, Victor), Mr. HO Hau-Hay, Hamilton and Mr. LEE Luen-Wai, John.



新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

CLOSURE OF REGISTER OF MEMBERS

The board of directors (the "Board") of New World Development Company Limited (the "Company") has on 17 March 2009 declared an interim dividend for the financial year ending 30 June 2009 in scrip form equivalent to HK$0.09 per share with a cash option to shareholders of the Company as registered at the close of business on Thursday, 9 April 2009.

The register of members of the Company will be closed from Friday, 3 April 2009 to Thursday, 9 April 2009, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrars, Tricor Tengis Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong not later than 4:00 p.m. on Thursday, 2 April 2009.

By Order of the Board
Leung Chi Kin, Stewart
Company Secretary

Hong Kong, 17 March 2009

As at the date of this announcement, the Board of the Company comprises (a) six executive directors, namely Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, Dr. Sin Wai Kin, David, Mr. Liang Chong Hou, David, Mr. Leung Chi Kin, Stewart and Mr. Cheng Chi Kong, Adrian; (b) four non-executive directors, namely, Mr. Cheng Kar Shing, Peter, Mr. Chow Kwai Cheung, Mr. Liang Cheung Biu, Thomas and Ms. Ki Man Fung, Leonie; and (c) four independent non-executive directors, namely Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson (alternate director to Dr. Cha Mou Sing, Payson: Mr. Cha Mou Zing, Victor), Mr. Ho Hau Hay, Hamilton and Mr. Lee Luen Wai, John.

For Main Board and GEM listed issuers


HKEX
香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 31/03/2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: New World Development Company Limited
Date Submitted: 06/04/2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 0017 Description : Ordinary Shares

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	10,000,000,000	HK$1.00	HK$10,000,000,000
Increase/(decrease)	Nil		Nil
Balance at close of the month	10,000,000,000	HK$1.00	HK$10,000,000,000

(2) Stock code : Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : ________ Description : ________

	No. of preference shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : ________ Description : ________

	No. of other classes of shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : **HK$10,000,000,000**

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	**3,852,858,576**	N/A	N/A	N/A
Increase/ (decrease) during the month	-	N/A	N/A	N/A
Balance at close of the month	**3,852,858,576**	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed		
1.Share Option Scheme adopted on (24 /11/2006) Ordinary shares *(Note 1)*	Nil	Nil	Nil	Nil	Nil	123,452,295
2. N/A (/ /) shares *(Note 1)*						
3. N/A (/ /) shares *(Note 1)*						
				Total A. (Ordinary shares)	Nil	
				(Preference shares)	N/A	
				(Other class)	N/A	

Total funds raised during the month from exercise of options (State currency) Nil

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. ______ (/ /)	______	______	______	______	______	______
Stock code (if listed) ______						
Class of shares issuable *(Note 1)* ______						
Subscription price ______						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. ______ (/ /)	______	______	______	______	______	______
Stock code (if listed) ______						
Class of shares issuable *(Note 1)* ______						
Subscription price ______						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. ______ (/ /)	______	______	______	______	______	______
Stock code (if listed) ______						
Class of shares issuable *(Note 1)* ______						
Subscription price ______						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. ______ (/ /)	______	______	______	______	______	______
Stock code (if listed) ______						
Class of shares issuable *(Note 1)* ______						
Subscription price ______						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total B. (Ordinary shares) ______

(Preference shares) ______

(Other class) ______

For Main Board and GEM listed issuers

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Convertible Bonds issued by Sherson Limited due 2014	HKD	6,000,000,000	Nil	6,000,000,000	Nil	224,014,336
Stock code (if listed): N/A Class of shares issuable *(Note 1)*: Ordinary Subscription price: HKD26.784 EGM approval date (if applicable) (dd/mm/yyyy)): (/N/A/)						
2. N/A						
Stock code (if listed): Class of shares issuable *(Note 1)*: Subscription price: EGM approval date (if applicable) (dd/mm/yyyy): (/ /)						
3. N/A						
Stock code (if listed): Class of shares issuable *(Note 1)*: Subscription price: EGM approval date (if applicable) (dd/mm/yyyy): (/ /)						
4. N/A						
Stock code (if listed): Class of shares issuable *(Note 1)*: Subscription price: EGM approval date (if applicable) (dd/mm/yyyy): (/ /)						

Total C. (Ordinary shares) Nil
(Preference shares) N/A
(Other class) N/A

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /) shares *(Note 1)*		
2. (/ /) shares *(Note 1)*		
3. (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
4. Bonus issue		Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

For Main Board and GEM listed issuers

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
6. Repurchase of shares		Class of shares repurchased (Note 1) ______ Cancellation date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
7. Redemption of shares		Class of shares redeemed (Note 1) ______ Redemption date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
10. Other (Please specify)	At price : State currency ____	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
		Total E. (Ordinary shares)	Nil	
		(Preference shares)	N/A	
		(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	Nil
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Nil

Submitted by: Leung Chi Kin

Title: Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*



新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Stock Code: 0017)

Change in Director's Information

On 3 April 2009, CITIC Pacific Limited ("CITIC Pacific") made the following announcement: "The Hong Kong Police has executed a search warrant requiring the production of certain information."

As announced by CITIC Pacific, on 3 April 2009, the Commercial Crime Bureau of the Hong Kong Police Force ("CCB") executed a search warrant related to an investigation of alleged offences namely, (i) false statements by company directors; and/or (ii) conspiracy to defraud under the common law. There have not been any charges or arrests made by the police.

Mr. Ho Hau-Hay, Hamilton, an independent non-executive director of CITIC Pacific is currently an independent non-executive director of New World Development Company Limited (the "Company"). This announcement is made for the purpose of compliance with Rule 13.51B(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Company has no reason to believe that the CCB's investigation concerns, either directly or indirectly, any aspect of the affairs of the Company.

By Order of the Board
Leung Chi-Kin, Stewart
Company Secretary

Hong Kong, 6 April 2009

As at the date of this announcement, (a) the Executive Directors of the Company are Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry, Dr. Sin Wai-Kin, David, Mr. Liang Chong-Hou, David, Mr. Leung Chi-Kin, Stewart and Mr. Cheng Chi-Kong, Adrian ; (b) the Non-executive Directors of the Company are Mr. Cheng Kar-Shing, Peter, Mr. Chow Kwai-Cheung, Mr. Liang Cheung-Biu, Thomas and Ms. Ki Man-Fung, Leonie; and (c) the Independent Non-executive Directors of the Company are Mr. Yeung Ping-Leung, Howard, Dr. Cha Mou-Sing, Payson (alternate director to Dr. Cha Mou-Sing, Payson: Mr. Cha Mou-Zing, Victor), Mr. Ho Hau-Hay, Hamilton and Mr. Lee Luen-Wai, John.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)
(Stock Code : 17)


New World China Land Limited
新世界中國地產有限公司

(incorporated in the Cayman Islands with limited liability)
(Stock Code: 917)

CONNECTED TRANSACTION

CAPITAL CONTRIBUTION AGREEMENT

Capital Contribution Agreement

The respective boards of directors of NWD and NWC announced that on 23 April 2009, NWDC, a wholly-owned subsidiary of NWC, entered into the Capital Contribution Agreement with Guilherme, a company wholly-owned by Mr. Doo, in respect of the increase in registered capital of Juyi, a company owned by NWDC and Guilherme as to 50% and 50%, respectively.

According to the Capital Contribution Agreement, NWDC and Guilherme will make the capital contribution to Juyi in proportion to their respective beneficial interests in Juyi.

Connected transaction for NWC

As at the date of the Capital Contribution Agreement, Juyi is an associate (as defined under the Listing Rules) of Mr. Doo, a connected person of NWC, the transaction contemplated under the Capital Contribution Agreement constitutes a connected transaction for NWC under the Listing Rules. As the applicable ratios calculated pursuant to Rule 14.07 of the Listing Rules in respect of the Capital Contribution Agreement are more than 0.1% but less than 2.5%, the Capital Contribution Agreement is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from independent shareholders' approval requirement under the Listing Rules.

Connected transaction for NWD

As at the date of this announcement, NWD held an approximately 70% attributable interests in the issued share capital of NWC, the transaction contemplated under the Capital Contribution Agreement also constitutes a connected transaction for NWD under the Listing Rules. As the applicable ratios calculated pursuant to Rule 14.07 of the Listing Rules in respect of the Capital Contribution Agreement is more than 0.1% but less than 2.5%, the Capital Contribution Agreement is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from independent shareholders' approval requirement under the Listing Rules.

CAPITAL CONTRIBUTION AGREEMENT

The respective boards of directors of NWD and NWC wish to announce that on 23 April 2009, NWDC, a wholly-owned subsidiary of NWC, entered into the Capital Contribution Agreement with Guilherme, a company wholly-owned by Mr. Doo, in respect of the increase in registered capital of Juyi, a company owned by NWDC and Guilherme as to 50% and 50%, respectively.

Pursuant to the Capital Contribution Agreement, NWDC and Guilherme will each contribute RMB200,000,000 (equivalent to approximately HK$227,272,727) to the additional registered capital of Juyi, in proportion to their respective beneficial interests in Juyi, for the purpose of increasing the registered capital of Juyi from RMB765,000,000 (equivalent to approximately HK$869,318,182) to RMB1,165,000,000 (equivalent to approximately HK$1,323,863,636).

The increase in registered capital of Juyi is subject to the approval from the relevant government authority and if such approval is obtained, the additional registered capital will be paid up in full within three months after the issue of an approval certificate to Juyi by the government authority in respect of the increase in the registered capital.

The amount to be paid up in cash by NWDC pursuant to the Capital Contribution Agreement will be financed by the internal resources of NWC.

Financial information of Juyi

The unaudited net asset value of Juyi as at 31 December 2008 was HK$768,185,920. The audited net loss (both before and after taxation and extraordinary items) of Juyi for the years ended 30 June 2007 and 30 June 2008 was HK$1,716,466 and HK$43,905,887, respectively. The unaudited management accounts of Juyi have been prepared in accordance with the accounting principles general accepted in Hong Kong.

REASONS FOR THE TRANSACTION

The additional registered capital of Juyi will be utilized to finance the construction cost of the remaining phases of Shanghai Hong Kong New World Garden, a large-scale residential development with commercial facilities undertaken by Juyi on Zhongshannanyi Road and Mengzi Road, Luwan District, Shanghai, the PRC. The remaining phases of the project will provide a total gross floor area of approximately 483,650 square metres upon completion, out of which about 327,300 square metres will be for residential use and about 156,350 square metres will be for commercial/office/hotel use.

The directors of NWD and NWC (including their respective independent non-executive directors) believe that it is in the interest of NWD and NWC to fund the additional capital requirement of Juyi by entering into the Capital Contribution Agreement which are on normal commercial terms, fair and reasonable and in the interests of the respective shareholders of NWD and NWC as a whole.

INFORMATION RELATING TO NWD, NWC AND NWDC

The core businesses of NWD and its subsidiaries include property, infrastructure, hotel operation, department store operation, services as well as telecommunications and technology.

NWC and its subdiaries are principally engaged in property development, property related investment as well as rental and hotel operation in the PRC.

NWDC is a wholly-owned subsidiary of NWC and is principally engaged in investment holding.

INFORMATION RELATING TO GUILHERME

Guilherme is principally engaged in the property development and investment business in the PRC.

CONNECTED TRANSACTION FOR NWC

As at the date of the Capital Contribution Agreement, Juyi is an associate (as defined under the Listing Rules) of Mr. Doo, a connected person of NWC, the transaction contemplated under the Capital Contribution Agreement constitutes a connected transaction for NWC under the Listing Rules. As the applicable ratios calculated pursuant to Rule 14.07 of the Listing Rules in respect of the Capital Contribution Agreement are more than 0.1% but less than 2.5%, the Capital Contribution Agreement is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from independent shareholders' approval requirement under the Listing Rules.

CONNECTED TRANSACTION FOR NWD

As at the date of this announcement, NWD held an approximately 70% attributable interests in the issued share capital of NWC, the transaction contemplated under the Capital Contribution Agreement also constitutes a connected transaction for NWD under the Listing Rules. As the applicable ratios calculated pursuant to Rule 14.07 of the Listing Rules in respect of the Capital Contribution Agreement is more than 0.1% but less than 2.5%, the Capital Contribution Agreement is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from independent shareholders' approval requirement under the Listing Rules.

TERMS USED IN THIS ANNOUNCEMENT

Unless the context otherwise requires, capitalized terms used in this announcement shall have the following meanings:

"Capital Contribution Agreement"	the capital contribution agreement dated 23 April 2009 entered into between NWDC and Guilherme in respect of the increase in registered capital of Juyi
"Guilherme"	Guilherme Holdings (Hong Kong) Limited, a company incorporated in Hong Kong with limited liability and is wholly-owned by Mr. Doo
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong

"Juyi"	上海局一房地產發展有限公司 (Shanghai Juyi Real Estate Development Co., Ltd.)
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Mr. Doo"	Mr. Doo Wai-hoi, William, an executive director of NWC, the director of certain subsidiaries of NWC and NWD and is the beneficial owner of several corporate substantial shareholders of certain subsidiaries of NWC and NWD. Mr. Doo is also the son-in-law of Dato' Dr. Cheng Yu-tung (director of NWD), the brother-in-law of Dr. Cheng Kar-shun, Henry and Mr. Cheng Kar-shing, Peter (directors of NWD and NWC), and the uncle of Mr. Cheng Chi-kong, Adrian (director of NWD and NWC)
"NWC"	New World China Land Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on The Stock Exchange of Hong Kong Limited (Stock Code : 917)
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on The Stock Exchange of Hong Kong Limited (Stock Code : 17)
"NWDC"	New World Development (China) Limited, a company incorporated in Hong Kong with limited liability and is wholly-owned by NWC
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"%"	per cent.

By order of the board of
New World Development Company Limited
Leung Chi-kin, Stewart
Company Secretary

By order of the board of
New World China Land Limited
Ngan Man-ying, Lynda
Company Secretary

Hong Kong, 23 April 2009

As at the date of this announcement, the board of directors of NWD comprises (a) six executive directors, namely, Dato' Dr. Cheng Yu-tung, Dr. Cheng Kar-shun, Henry, Dr. Sin Wai-kin, David, Mr. Liang Chong-hou, David, Mr. Leung Chi-kin, Stewart and Mr. Cheng Chi-kong, Adrian; (b) four non-executive directors, namely, Mr. Cheng Kar-shing, Peter, Mr. Chow Kwai-cheung, Mr. Liang Cheung-biu, Thomas and Ms. Ki Man-fung, Leonie; and (c) four independent non-executive directors, namely, Mr. Yeung

Ping-leung, Howard, Dr. Cha Mou-sing, Payson (alternate director to Dr. Cha Mou-sing, Payson: Mr. Cha Mou-zing, Victor), Mr. Ho Hau-hay, Hamilton and Mr. Lee Luen-wai, John.

As at the date of this announcement, the board of directors of NWC comprises (a) nine executive directors, namely, Dr. Cheng Kar-shun, Henry, Mr. Doo Wai-hoi, William, Mr. Cheng Kar-shing, Peter, Mr. Cheng Chi-kong, Adrian, Mr. Leung Chi-kin, Stewart, Mr. Chow Kwai-cheung, Mr. Chow Yu-chun, Alexander, Mr. Fong Shing-kwong, Michael and Ms. Ngan Man-ying, Lynda; (b) a non-executive director, namely, Mr. Fu Sze-shing; and (c) three independent non-executive directors, namely, Mr. Cheng Wai-chee, Christopher, Mr. Tien Pei-chun, James and Mr. Lee Luen-wai, John.

For the purpose of this announcement, the translation of RMB into HK$ is based on the approximate exchange rate of RMB0.88=HK$1.00.

This announcement is published on the websites of NWD (www.nwd.com.hk), NWC (www.nwcl.com.hk) and The Stock Exchange of Hong Kong Limited (www.hkexnews.hk).